CORRESP

May 24, 2005

Mr. Ryan Rohn, Staff Accountant
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:      Geotec Thermal Generators, Inc. Form 8-K Amendment File # 000-26315

Dear Mr. Rohn:

         This letter follows your letter of May 3, 2005 to Geotec Thermal Generators, Inc. (the "Company") regarding the referenced items. In your letter you requested follow-up correspondence relating to Securities and Exchange Commission ("Commission") review of the Company's Form 8-K filed April 28, 2005. A Form 8-KA was filed by the Company on May 13, 2005 to (a) correct scrivener errors regarding filing dates appearing in the original Form 8-K and the accountants' resignation disclosure letter attached thereto; and (b) disclose the Company's acceptance of its accountants' resignation. Please accept this letter as the Company's follow-up response to your May 3, 2005 letter and compliance with your request for inclusion of the acknowledgments set forth in the bullet points below.

         Pursuant to the Commission Staff's request, the Company acknowledges that:

      o The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

      o Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

      o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you for your kind attention to this matter. If you have any questions, please do not hesitate to contact us.

                                        Sincerely,

                                        Bradley T. Ray,
                                        Chairman of the Board of Directors
                                        Geotec Thermal Generators, Inc.